UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LM Funding America, Inc.
(Name of Issuer)

Common Shares with par value of $0.001 per share
(Title of Class of Securities)

502074305
(CUSIP Number)

Mark Pajak Craven House Capital North America LLC 107 West Federal St, PO Box 480 Middleburg VA 20118-0480 +1 540 687 3166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6th June 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	502074305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Craven House Capital North America LLC EIN# 36-4886491
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
774,309 rising to 1,414,309 upon exercise of existing warrants*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
774,309 rising to 1,414,309 upon exercise of existing warrants*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
774,309 rising to 1,414,309 upon exercise of existing warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7% rising to 31.1% upon exercise of existing warrants*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

*See item 6 below

Item 1. Security and Issuer

Common shares with par value of $0.001 per share.

LM Funding America, Inc. 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602

Item 2. Identity and Background

(a)                Craven House Capital North America LLC

(b)                2033 Main St, Suite 600, Sarasota, Florida, 34237

(c)                Holding company, insurance broker.

(d)                No

(e)                No

(f)                N/A

Item 3. Source and Amount of Funds or Other Considerations

Source of funds is from internal working capital of the reporting person. Total consideration of $79,359

Item 4. Purpose of Transaction

A general investment held by the reporting person.

Item 5. Interest in Securities of the Issuer

(a) 774,309 common shares with par value of $0.001. Aggregate 774,309 shares representing 24.7% of the issued common shares of the Issuer. Plus 640,000 warrants to purchase one common share per warrant at an exercise price of $2.40

(b) 774,309

(c) Purchase of 63,027 common shares.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reporting Person is beneficial owner of and 640,000 warrants to purchase one common share per warrant at an exercise price of $2.40 and expiring 11/1/23.

Reporting Person is the holder of a senior convertible promissory note issued by the Issuer dated 1/16/19 and with principal of $3,581,982. Subject to shareholder approval of the Issuer, this note is convertible into common shares of the Issuer at a price of $2.41 per share.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6th June 2019
Dated

/s/ Mark J. Pajak
Signature

Mark Pajak - Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).